                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 --------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                 March 22, 1996
                                 --------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.


                               Page 1 of 41 Pages
                            Exhibit Index on Page 10

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]
         (b)              [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  705,489

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  705,489

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         705,489

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [x]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.8(1)

(14)     TYPE OF REPORTING PERSON:  CO





____________________

(1) Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.

                               Page 2 of 41 Pages

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         William P. Foley, II(2)


         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]
         (b)              [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  0(3)

         (8)     SHARED VOTING POWER: 0

         (9)     SOLE DISPOSITIVE POWER:  0(3)

         (10)    SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0(3)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [x]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0





____________________

(2) Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(3) Mr. Foley disclaims beneficial ownership of 705,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

                               Page 3 of 41 Pages

(14)     TYPE OF REPORTING PERSON:  IN





                               Page 4 of 41 Pages

                 This Amendment No. 11 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                 Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

                 Of the 705,489 shares of Common Stock to which this Statement relates, (a) 585,000 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 13, 1995 and March 15, 1996, for an aggregate purchase price of $3,622.198.50 (net of brokerage commissions) and (b) 120,489 of such shares were purchased between August 9, 1995 and January 4, 1996 by wholly-owned subsidiaries of Fidelity with general working capital funds, for an aggregate purchase price of $872,670.25 (net of brokerage commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

                 Item 4 of the Schedule 13D is hereby amended to add the following:

                 (M) On March 22, 1996, Fidelity and Mr. Foley filed a Second Amended Counterclaim against the Company and all of its directors (the "Second Amended Counterclaim"). A copy of the Second Amended Counterclaim is attached hereto as Exhibit 99.12, and is incorporated herein by reference. The Second Amended Counterclaim clarifies and adds to Fidelity's and Mr. Foley's prior counterclaims.

                 A summary of the counterclaims is contained in paragraph 21 to and including paragraph 43 of the Second Amended Counterclaim, attached hereto as Exhibit 99.12. The Second Amended Counterclaim modifies the declarations and injunctive relief Fidelity is seeking. In its counterclaims, Fidelity seeks the following declarations: (1) that the Rights Plan adopted by the Company's directors is invalid and unenforceable, (2) that the Exchange Offer, as announced, is invalid and unenforceable and (3) that the Company's directors, and each of them, breached their fiduciary duties in taking the actions described in the counterclaims. Fidelity also seeks injunctive relief:
(1) prohibiting counterclaim defendants from taking any action in furtherance of the Rights Plan, and directing them to rescind, or in the alternative to redeem, the Rights and (2) prohibiting the counterclaim defendants from taking any action in furtherance of the Exchange Offer, and directing the counterclaim defendants to





                               Page 5 of 41 Pages
rescind the Exchange Offer. Lastly, Mr. Foley seeks monetary damages with respect to certain of the counterclaims.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Schedule 13D is hereby amended to add the following:

                 As of the close of business on March 25, 1996, Fidelity was the beneficial owner of 705,489 shares of Common Stock, which constitute in the aggregate 14.8% of the outstanding shares of Common Stock (based on 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1995 with the Securities and Exchange Commission with respect to the Common Stock). Mr. Foley disclaims beneficial ownership of the 705,489 shares of Common Stock beneficially owned by Fidelity.

                 Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect any purchases or sales of shares of Common Stock by Fidelity or Mr. Foley since the filing of Amendment No. 10 to the Schedule 13D on March 1, 1996. As indicated on Schedule II, on March 15, 1996, Fidelity purchased 10,000 shares of Common Stock from Mr. Foley for a price equal to his cost.

                 Item 5(b) of the Schedule 13D is hereby amended in its entirety to read as follows:

                 (b) Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

                 Item 5(b) of the Schedule 13D is hereby amended in its entirety to read as follows:

                 (d) Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Item 7 of the Schedule 13D is hereby amended to add the following:

         99.12   Second Amended Counterclaim filed March 22, 1996





                               Page 6 of 41 Pages
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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 1996
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                            By:   /s/   WILLIAM P. FOLEY, II
                                                -------------------------------
                                                Name:  William P. Foley, II
                                                Title: Chairman of the Board and
                                                       Chief Executive Officer





                               Page 7 of 41 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 1996



                                                 /s/ WILLIAM P. FOLEY, II
                                                --------------------------
                                                   William P. Foley, II





                               Page 8 of 41 Pages

                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares


                              No. of Shares            No. of Shares   Price Per
                   Date         Purchased                  Sold        Share(1)
                   ----       -------------            -------------   ---------
FIDELITY:
--------

                 03/15/96        10,000(3)                               7.250

MR. FOLEY:
---------

                 03/15/96                                10,000(3)       7.250

_______________

(1)      Net of brokerage commissions.

(3) Shares originally purchased by Mr. William P. Foley, II, Chairman of the Board and Chief Executive Officer of Fidelity, on September 27, 1995. On March 15, 1996, Mr. Foley sold these shares to Fidelity for the same price he paid for the shares plus his expenses.





                               Page 9 of 41 Pages

                                 EXHIBIT INDEX
                                 -------------


    99.12        Second Amended Counterclaim filed
                 March 22, 1996                               Page 11





                              Page 10 of 41 Pages